constant | change

RemedyTemp, Inc. | 2002 Annual Report

constant | *change*

RemedyTemp, Inc. | ***2002 Annual Report***

Maintaining constant values
in an ever-changing business climate



RemedyTemp, Inc. is a leading staffing provider focused on delivering human capital workforce solutions to our clients in the areas of business services, light industrial, logistics, customer contact, information technology and finance & accounting.



Over the years, companies have continuously faced the challenge of building a quality workforce. Our focus remains constant—attracting, training and retaining key talent. By recognizing that we are only as good as the people who work for us, we promote a culture that fosters teamwork and a strong nurturing work environment while striving for sales and operational excellence.

collaborate | communicate | motivate





Time and again, the advancement of technology has delivered solutions to help businesses operate more effectively. We recognize innovation is key to maintaining a competitive advantage. Therefore, our commitment is to provide clients with value-added services to streamline recruiting efforts, manage a contingent workforce and improve productivity.

dynamic | innovative | agile





Strong values have always been integral to a company's enduring success. With years of best practices and solid industry knowledge, we are equipped with the means to deliver unparalleled customer service with measurable results. Our mission is to make it easier for our clients to do business and achieve their goals.

integrity | commitment | experience





History has proven that success is not built upon one person's leadership but by empowering all. Our team shares a common vision and unites in the solid execution of our business objectives. By facing challenges head-on, without losing focus or faith in our convictions, we embrace change and look forward to reaping the rewards that lie ahead.

leadership | strength | vision



FROM THE PRESIDENT AND CEO

To Our Shareholders:

The last 12 months in the staffing industry have been both exhilarating and exhausting. We have faced significant external challenges and made good progress. I believe from my 17 years in the staffing business that, as painful as the recession has been in Corporate America, the staffing industry and Remedy, in particular, are emerging stronger, more focused and much healthier as a result of the recent economic events.

2002 Was Challenging for the Industry

To better appreciate where Remedy is now positioned, it is important to understand the changes that occurred within the staffing industry over the past 16 months. From September 2000 until February 2002 there wasn't much to get excited about. In fact, the Bureau of Labor Statistics employment report (using SIC 7363 "Help Supply Services"), the industry bellwether for monitoring temporary workers in the U.S., reports that seasonally adjusted temporary help supply over the same time period declined by 22.6%. Industry-wide competition caused a compression in gross margins, which was exacerbated by a hardening in the workers' compensation insurance markets. As a result of this double-whammy, many of our competitors retrenched their operations by reducing headcount, closing offices and significantly reducing capacity in the marketplace. This response was dictated primarily by over-leveraged balance sheets, due mostly to the heavy acquisition activity during the robust 1990's.

Number of Temporary Workers in the U.S.
Year-to-Year Percentage Change


40
30
20
10
0
-10
-20
PERCENTAGE
1981-1983
1991-1993
+1
+2
RECESSION
YEARS AFTER RECESSION

Source: American Staffing Association

Remedy's financial results were impacted by this extremely challenging economy. Fiscal 2002 revenues were $464.5 million, as compared with $519.2 million in fiscal 2001. Net income was $2.1 million, or $0.24 per diluted share, in fiscal 2002, versus net income of $8.4 million, or $0.94 per diluted share, in fiscal 2001. However, to put these numbers in context, it is important to note that we were one of the few staffing companies to add to our capacity as we invested nearly $2.3 million in new business line expansion and technology. More about that later.

In this climate, why do I remain more confident about the future than ever before? It's simple: I believe that in times like these the strong will prevail and thrive. After the 1981 and 1991 recessions, the staffing industry led the economic recovery with consistent double-digit growth. The chart on the right highlights this strong post-recession recovery by the industry. In addition, those companies with strong balance sheets, a clear strategic direction and talented management teams distinguished themselves and rapidly gained market share. Remedy is such a company.

Remedy as the Small and Mid-Market Leader

How have we been able to gain market share, continue to invest in our future and position the company for long-term growth? I believe it all starts with knowing who you are and, at times, who you are not. We have created a measurable, carefully crafted strategic direction that we expect to successfully and consistently execute. Our operating philosophy is simple:

- *Organic Business Model.* We grow primarily through an organic business model that is repeatable, predictable and reliable. Our acquisition strategy has been internal (franchise buybacks) and if we expand on this strategy, it would likely be used for a modest acquisition to serve as a platform to launch a new line of business.

- *Strong Balance Sheet.* By maintaining a strong balance sheet, with almost $50 million in cash and investments, we have allowed for further investment flexibility and stability. Interestingly, our strong cash position also has enabled us to become more attractive to clients and colleagues who share in this value.

- *Small and Mid-Market Focus.* Our focus on the small and mid-market sector offers higher margins, a broader client base (we currently have over 11,000 clients) and more customer intimacy. This sector currently comprises 85% of our business.

- *Commitment to Technology.* Our commitment to technology enables us to increase productivity and offer greater value-added client services. We have invested more than $14.5 million over the last 5 years in our operating systems and will continue to invest to improve our technology.

- *Business Mix.* Maintaining a strong commercial staffing base enables us to launch niche service lines. We continue to grow our core business while adding closely linked service lines with higher margins and faster growth rates through our existing clients.

Simply put, we make it easier for our clients to do business. While all this sounds good in theory, where did this operating philosophy get us in 2002?

Important Accomplishments in 2002

Over the past 12 months as our industry slipped further into recession, we decided to take an aggressive long-term view of our future. We took the opportunity to invest nearly $2.3 million to position our organization for success in new business line expansion, sales channels and technology. Specifically,

- We established our company-owned professional brand, RemX®, which affords us many important advantages relating to sales, higher gross margins (currently exceeding 40%) and client development opportunities in the IT and Finance and Accounting niches. Finance and Accounting has been one of the fastest growing sectors of the staffing industry. We opened 9 RemX® Financial Staffing offices and are exceeding our aggressive budgeted goals.
- We further enhanced our enterprise-wide operation system i/Search2000®, by introducing releases 5.0 through 5.3. These releases improved the functionality, process flow and speed of our systems. Our company now operates from one database which arms our field and corporate operators with a powerful tool to more effectively serve our clients and provide clean billing.
- We designed and implemented both operational and sales Key Performance Indicators (KPI's). We then tied our incentive programs around delivering on those metrics. These KPI's have crystallized the Remedy "recipe" and laid the foundation that will enable us to direct our actions and hold ourselves accountable well into the future.
- We refined our sales channels and telemarketing efforts, setting over 7,000 sales appointments on behalf of our field sales force, thus substantially increasing our ability to develop new customers.
- We implemented the most significant of our 2002 strategies by launching a successful "TopGrading" effort to further strengthen the talent within our organization. I am very pleased with the new colleagues we've added at all levels and look forward to the contributions that they will be making to Remedy in 2003 and beyond.

With all that we have accomplished in 2002, it is important to gauge how successful we were in continuing to execute our plan by comparing our results with that of our peers and other financial indexes. I'm pleased to report that we outperformed our peer group in percentage increase in stock appreciation and generally outperformed the Bureau of Labor Statistics employment report (SIC 7363). Put simply, our strategy is working.

Fiscal 2002 Stock Price Performance[1]
Percentage Change


+10
0
-10
-20
PERCENTAGE
+2.1%
REMX
NASDAQ
-20.0%
RUSSELL 2000
-10.6%
PEER GROUP[2]
-5.3%

[1] compares price at September 27, 2002 with September 28, 2001
[2] as defined in 2003 RemedyTemp, Inc. Proxy Statement

Our 2003 Key Strategic Initiatives

In 2002, we focused primarily on becoming an operationally sound organization. Now that our house is in order, we are shifting greater attention to becoming even more client focused to increase market share and improve gross margins. Just as we did in 2002, we plan to make significant investments in our future—$3.0 million. This year our efforts will be dictated by the following key strategies:

- *Expanding our company-owned RemX® division.* In 2003, we plan to open an additional 6 to 8 RemX® locations and 10 to 12 more RemX® offices in 2004.
- *Expanding our sales capacity.* We intend to increase our sales capacity by at least 20% by adding top level sales talent. We also plan to increase our company-owned infrastructure both in the commercial and niche divisions by 8%. We believe that our additional sales capacity will position us for better results when the economy begins to strengthen.
- *Expanding our 2002 sales channel initiatives.* We will leverage our technology to add even more opportunities to contact our small and mid-market clients. Specifically, we intend to expand our telemarketing, implement our associate skill marketing program, and expand our cross-selling programs. Each program will be enhanced by the integration of our sales force automation software into our front office system.

- *Improving our gross margins.* After watching gross margins decline in 2002, we believe that we are taking the steps necessary to improve our gross margin percentage by 0.5% in 2003 by continuing our aggressive management of our workers' compensation program, thereby reducing our costs in two critical areas: frequency and severity of claims. Now that we are self-insured up to the first $500,000 per claim occurrence, we have created a sophisticated database and monitoring process that alerts us to any early warning signs of trouble on the workers' compensation front. These efforts have proven very successful to date as evidenced by the fact that we have chosen to discontinue service to more than 10 clients with combined revenues of approximately $10.5 million because of poor workers' compensation claims history and resulting excess costs to Remedy. We plan to continue to walk away from risky unprofitable business to preserve our gross margins.

Early Signs of Recovery—It's About Time!

Have all the storm clouds of recession blown over? Hardly! Will the economy come roaring back in 2003? Probably not. However, we are seeing a few rays of sunshine peeking though the clouds that are encouraging. For example:

- Our Light Industrial division revenues grew in both the 3rd and 4th fiscal quarters over the same period prior year by 8.9% and 12.9%, respectively. Other publicly traded staffing companies are reporting similar increases in their light industrial business. In our experience, the light industrial business is an indicator for further commercial growth. Light industrial represents about 70% of our revenues.

- The Bureau of Labor Statistics (BLS) trends are very encouraging. From February 2002 though November 2002 (preliminary) the BLS employment report (using SIC 7363) states that more than 79,000 new temporary jobs were created in the U.S.—and November 2002 was the first month showing a year-over-year increase during that same period. Through the end of the decade, the BLS is forecasting the personnel supply services industry to be the fifth fastest-growing industry in the U.S.

- Recent history suggests that a turnaround is imminent. As stated earlier, historically after a recession, the staffing industry bounces back, reacting like the shock absorber that it was designed to be.

Bottom line: The industry indicators that we carefully analyze suggest that we can expect to see a more positive staffing environment over the next 12 months. I firmly believe Remedy is poised to take full advantage of a rebounding economy.

At the End of the Day

I am extremely encouraged by the progress that we are making to strengthen our industry-leading position as the premier commercial staffing company serving the small and mid-market clients. Our 2003 strategic objectives are all focused on our mission to offer workforce solutions that make it easier for our clients to do business and achieve their goals. Working together as a team we will achieve that mission. I would like to acknowledge one special member of the team, Alan Purdy, our CFO. Alan retired at the end of 2002 after 8 years of exemplary and loyal service to Remedy. Best wishes, Alan!

We are firmly committed to doing the best possible job for our Shareholders, Customers, Colleagues and Associates as we continue to prepare ourselves for the economic upturn. We thank you for your continued support as we continue our journey of going from a good company to a *great* company.

Sincerely,

Greg D. Palmer
President and CEO

FINANCIAL CONTENTS

Selected Financial Data 15
Management's Discussion and Analysis 16
Consolidated Balance Sheets 24
Consolidated Statements of Income 25
Consolidated Statements of Shareholders' Equity 26
Consolidated Statements of Cash Flows 27
Notes to Consolidated Financial Statements 28
Report of Independent Accountants 38
Corporate Information 39

SELECTED FINANCIAL DATA

	FISCAL YEAR ENDED [1]				
(amounts in thousands, except per share data)	2002	2001	2000	1999	1998
STATEMENT OF INCOME DATA					
Total revenues	$ 464,538	$ 519,223	$ 557,860	$ 513,536	$ 451,344
Income before income taxes	2,514	12,356	22,515	24,749	23,177
Provision for income taxes	377	3,960	8,151	9,528	9,271
Net Income	$ 2,137	$ 8,396	$ 14,364	$ 15,221	$ 13,906
Net income per share, basic	$ 0.24	$ 0.94	$ 1.62	$ 1.72	$ 1.55
Weighted-average number of shares, basic	8,973	8,917	8,878	8,864	8,966
Net income per share, diluted	$ 0.24	$ 0.94	$ 1.59	$ 1.71	$ 1.50
Weighted-average number of shares, diluted	9,076	8,940	9,020	8,923	9,297
BALANCE SHEET DATA					
Cash and cash equivalents	$ 26,101	$ 37,362	$ 1,084	$ 7,887	$ 450
Investments	$ 23,021	$ 1,708	$ 1,960	$ 1,321	$ 509
Working capital	$ 80,517	$ 74,496	$ 62,983	$ 51,969	$ 42,398
Total assets	$ 146,673	$ 137,302	$ 119,534	$ 116,721	$ 89,785
Long-term debt	$ -	$ -	$ -	$ -	$ -
Shareholders' equity	$ 103,023	$ 99,575	$ 90,471	$ 75,456	$ 62,437

[1] The fiscal year end of RemedyTemp, Inc., including its wholly-owned subsidiaries (collectively, the "Company"), is a 52 or 53 week period ending the Sunday closest to September 30. Thus, "fiscal 2002," "fiscal 2001," "fiscal 2000," "fiscal 1999" and "fiscal 1998" refer to the Company's fiscal years ending September 29, 2002, September 30, 2001, October 1, 2000, October 3, 1999 and September 27, 1998, respectively. Fiscal year 1999 consisted of 53 weeks. All other fiscal years consisted of 52 weeks.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD LOOKING STATEMENTS

In addition to historical information, management's discussion and analysis below and other statements contained elsewhere in this Annual Report includes certain forward-looking statements, including, but not limited to, those related to the growth and strategies, future operating results and financial position as well as economic and market events and trends of RemedyTemp, Inc., including its wholly-owned subsidiaries (collectively, the "Company"). All forward-looking statements made by the Company, including such statements herein, include material risks and uncertainties and are subject to change based on factors beyond the control of the Company (certain of such statements are identified by use of words such as "anticipate," "believe," "estimate," "intend," "expect," "will" or "future"). Accordingly, the Company's actual results and financial position may differ materially from those expressed or implied in any forward-looking statement as a result of various factors, including without limitation, the success of RemX® Financial Staffing and the Company's telemarketing program, the performance of i/Search2000®, changes in general or local economic conditions that could impact the Company's expected financial results, the availability of sufficient personnel, various cost relating to temporary workers and personnel such as state unemployment insurance and workers' compensation costs, the Company's ability to open new points of distribution and expand in core geographic markets, the Company's ability to attract and retain clients and franchisees/licensees, the outcome of litigation matters and other factors described in the Company's filings with the Securities and Exchange Commission regarding risks affecting the Company's financial conditions and results of operations. The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized. The following should be read in conjunction with the Consolidated Financial Statements of the Company and Notes thereto.

GENERAL

The Company provides temporary staffing services to industrial, service and technology businesses, professional organizations and governmental agencies. During the twelve fiscal months ended September 29, 2002, the Company placed approximately 142,000 temporary workers and provided approximately 38 million hours of staffing services to over 11,000 clients. From the beginning of fiscal 1997 through the end of fiscal 2002, the Company added 105 offices for a total of 266 offices.

OPERATIONS

The Company's revenues are derived from Company-owned offices (direct sales) and independently-managed franchise offices (licensed sales and franchise royalties). The Company's franchise arrangements are structured in either a traditional franchise format or a licensed franchise format. Under the Company's traditional franchise agreements, the traditional franchisee pays all lease and working capital costs relating to its office, including funding payroll and collecting clients' accounts. Generally, the franchisee pays the Company an initial franchise fee and continuing franchise fees, or royalties, equal to approximately 7% of its gross billings (except for national accounts on which royalties are paid at a reduced rate). The Company processes payroll and invoices clients, and the franchisee employs all management staff and temporary personnel affiliated with its office. Under the Company's licensed franchise agreements, the licensee pays the Company an initial franchise fee and pays all lease and operating costs relating to its office. The licensee employs all management staff affiliated with its office, but the Company employs all temporary personnel affiliated with the licensed franchise office, handles invoicing and collecting clients' accounts, and generally remits to the licensed franchisee 60% - 70% of the office's gross profit. However, the Company's share of the licensee's gross profit, representing the continuing franchise fees, is generally not less than 7.5% of the licensed franchisee's gross billings, with the exception of national accounts on which the Company's fee is reduced to compensate for lower gross margins. The percentage of gross profit paid to the licensee is generally based on the level of hours billed during the contract year.

As of September 29, 2002, there were 14 independently-managed franchise offices operating as traditional franchises and 126 operating as licensed franchise offices. In general, franchise offices opened from 1987 to 1990 are operated as traditional franchises, and independently-managed offices opened since 1990 are operated as licensed franchise offices. The Company moved from the traditional to the licensed franchise format to exercise more control over the collection and tracking of the receivables generated by the independently-managed offices and to allow the Company to grow without being limited by the financial resources of traditional franchisees. Accordingly, the number of traditional franchise offices is not anticipated to increase, except in certain circumstances when a licensed franchise office may convert to the traditional franchise format. Additionally, existing traditional franchisees have the option under their contract to open new franchise offices within their territory. The number of licensed franchise offices is expected to increase because new independently-managed offices will be opened in licensed franchise format and offices currently operated as traditional franchises may, depending upon various factors, convert to the licensed franchise format. If the number of traditional franchise offices is reduced, royalty revenues will decrease.

The following table sets forth for the last five fiscal years, the number of Company-owned, traditional and licensed franchise offices and customer billings associated with each. Total system-wide billings consist of all services billed to clients by all Company-owned and franchised offices. For the Company-owned offices and licensed franchise offices, all billings are Company revenues; for traditional franchised offices, Company revenues are limited to the royalties earned on gross billings. Average billings per office are computed by dividing the relevant billings by the number of related offices. The Company's long-term revenue growth depends in part upon its ability to continue to attract new clients, retain existing clients and open new offices, as well as its ability to enhance the sales of existing offices beyond historical levels.

	FISCAL YEAR ENDED				
(dollars in thousands)	2002	2001	2000	1999	1998
COMPANY-OWNED OFFICES					
Number of offices	126	117	114	101	98
Average hours billed per office	168,258	204,782	225,682	241,108	241,216
Total billings	$ 267,207	$ 288,396	$ 306,955	$ 279,206	$ 274,577
Average billings per office	$ 2,121	$ 2,465	$ 2,693	$ 2,764	$ 2,802
LICENSED FRANCHISE OFFICES					
Number of offices	126	156	141	130	117
Average hours billed per office	115,617	106,185	130,303	137,065	118,494
Total billings	$ 195,588	$ 228,236	$ 247,246	$ 231,481	$ 173,764
Average billings per office	$ 1,552	$ 1,463	$ 1,754	$ 1,781	$ 1,485
TRADITIONAL FRANCHISE OFFICES					
Number of offices	14	17	27	20	19
Average hours billed per office	137,904	180,973	154,869	158,713	184,679
Total billings	$ 26,776	$ 40,420	$ 55,906	$ 43,845	$ 45,371
Average billings per office	$ 1,913	$ 2,378	$ 2,071	$ 2,192	$ 2,388
Royalties	$ 1,732	$ 2,531	$ 3,552	$ 2,689	$ 2,812
TOTAL OFFICES	266	290	282	251	234
TOTAL SYSTEM-WIDE BILLINGS	$ 489,571	$ 557,052	$ 610,107	$ 554,532	$ 493,712
AVERAGE HOURS BILLED PER OFFICE	141,726	150,348	171,212	180,656	175,265
TOTAL COMPANY REVENUES	$ 464,538	$ 519,223	$ 557,860	$ 513,536	$ 451,344

WORKERS' COMPENSATION

The Company provides workers' compensation insurance to its temporary associates and to its colleagues. Effective April 1, 2001 and for workers' compensation claims originating in the majority of states (referred to as non-monopolistic states), the Company has contracted with independent, third-party carriers for workers' compensation insurance and claims administration. Each contract covers all workers' compensation claim costs greater than a specified deductible, on a "per occurrence" basis. The Company is self-insured for its deductible liability ($250,000 per individual claim incurred from April 1, 2001 to March 31, 2002 and $500,000 for all subsequent claims). However, should any single occurrence exceed the applicable deductible amount per occurrence, all incremental losses and expenses would be paid by the applicable insurance carrier.

The Company establishes a reserve for the remaining deductible portion of its workers' compensation claims using actuarial estimates of the future cost of claims and related expenses that have been reported but not settled, and that have been incurred but not reported. Adjustments to the claims reserve are charged or credited to expense in the periods in which they occur. The estimated remaining deductible liability under the aforementioned contracts as of September 29, 2002 is approximately $14.6 million. The Company is contractually required to maintain irrevocable letters of credit aggregating $31.1 million to collateralize its remaining recorded obligations under these workers' compensation insurance contracts. Additionally, the Company has an aggregate $5.5 million liability recorded at September 29, 2002 for additional premiums due under previous guaranteed cost policies and premiums due under current policies in monopolistic states.

From July 22, 1997 through March 31, 2001, the Company had a fully insured workers' compensation program with Reliance National Insurance Company ("Reliance"). The annual premium for this program was based upon actual payroll costs multiplied by a fixed rate. Each year, the Company prepaid the premium based upon estimated payroll levels and an adjustment was subsequently made for differences between the estimated and actual amounts. Subsequent to March 31, 2001 (the end of Company's final policy year with Reliance), Reliance became insolvent and was subsequently liquidated. The Company is currently in litigation with the California Insurance Guaranty Association regarding financial responsibility for all remaining open claims under the Reliance workers' compensation program (see Note 7 to Consolidated Financial Statements).

RESULTS OF OPERATIONS

Fiscal 2002 Compared to Fiscal 2001 Total revenues decreased 10.5% or $54.7 million to $464.5 million for fiscal 2002 from $519.2 million for fiscal 2001. Direct revenues decreased 7.3% to $267.2 million from $288.4 million, licensed franchise revenues decreased 14.3% to $195.6 million from $228.2 million and traditional franchise royalties decreased 31.6% to $1.7 million from $2.5 million for fiscal 2002 compared to fiscal 2001, respectively. The overall decrease in revenues as compared to the prior year is largely attributed to the continued downturn in the U.S. economy that began early in 2001, including a related reduction in permanent placement billings, whereby the Company receives a fee for placing an individual on a permanent basis. Although revenues for the year were lower overall, the Company's fiscal 2002 fourth quarter revenues increased over the immediately preceding third quarter, as well as the fourth quarter of fiscal 2001. Additionally, fiscal 2002 revenues were adversely impacted by the closure of several licensed and traditional franchise locations, as noted below. The decrease in franchise royalties resulted from lower billings at existing traditional franchised operations, certain office closures resulting from reduced business, non-renewal of franchise agreements and conversion to the licensed franchise format.

The mix between direct, licensed franchise and traditional royalty revenues shifted with direct revenues accounting for 57.5% of total revenues for fiscal 2002 as compared to 55.5% for fiscal 2001. This shift resulted primarily from incremental revenues generated from new company-owned offices opened during the current year, the non-renewal of an expired licensed franchise agreement at the end of the first quarter of fiscal 2002, the closure of several licensed franchise locations resulting from reduced business and the acquisition of several licensed franchise operations late in fiscal 2001.

Revenues from the light industrial sector, the Company's core focus, increased as a percentage of total revenues over the prior year as well. This is notable as the manufacturing sector (which encompasses the Company's light industrial classification) was early into the economic downturn and has, historically, led the subsequent economic recovery, according to industry analysts. Overall, and in accordance with the Company's marketing focus, revenues from middle market clients (defined as clients with $200,000 to $5.0 million in annual temporary billings) increased to 56.0% of total revenues for fiscal 2002 from 51.5% in the preceding year.

During the second quarter of fiscal 2002, the Company launched its financial staffing division, RemX® Financial Staffing, and has opened nine company-owned offices. RemX® Financial Staffing is exclusively a Company-owned operation. Additionally, the Company has opened four Company-owned replacement offices in the former licensed franchisee's territory discussed above. The Company continues to strategically evaluate its existing and target markets and will continue to open additional offices where market conditions appear favorable and to consolidate underutilized offices as deemed appropriate. The Company's ability to increase revenues depends significantly on the Company's ability to continue to attract new clients, retain existing clients, open new offices, find and retain licensed franchisees and office managers, and manage newly opened offices to maturity. There can be no assurance that the Company's revenues will increase.

Total cost of direct and licensed franchise sales, which consists of wages and other expenses related to the temporary associates, decreased 7.2% or $29.1 million to $372.5 million for fiscal 2002 from $401.6 million for fiscal 2001. Total cost of direct and licensed sales as a percentage of revenues was 80.2% for fiscal 2002 compared to 77.4% for fiscal 2001. The overall reduction in margin is attributable to i) lower markup resulting from the continued pricing pressures experienced throughout the staffing industry as a result of current economic factors, ii) an increasing shift in the Company's mix towards light industrial business, noted above, which is typically high volume/lower margin business, iii) reduced permanent placement business and royalty income, and iv) increased workers' compensation costs. Many factors, including increased wage costs or other employment expenses, could adversely affect the Company's cost of direct and licensed franchise sales.

Licensees' share of gross profit represents the net payments to licensed franchisees based upon a percentage of gross profit generated by the licensed franchise operation, as previously discussed. Licensees' share of gross profit decreased 25.1% or $9.6 million to $28.7 million for fiscal 2002 from $38.4 million for fiscal 2001 due to an overall net 23.6% decrease in licensed franchise gross profits, as well as reduced permanent placement business for which licensed franchisees typically earn a larger percentage of the related gross margin. Licensees' share of gross profit as a percentage of licensed gross profit was 67.7% for fiscal 2002 as compared to 69.0% for fiscal 2001.

Selling and administrative expenses decreased 9.5% or $6.0 million to $57.0 million for fiscal 2002 from $63.0 million for fiscal 2001. In the prior year, the Company recorded two unusual charges totaling $4.2 million related to a large customer's accounts receivable balance deemed uncollectible due to sudden financial deterioration ($1.9 million) and to the severance benefits for the Company's former President and Chief Executive Officer ($2.3 million). Fiscal 2002 selling and administrative expenses also reflect reduced post-implementation support costs for the Company's information systems ($0.7 million) and the outcome of a favorable legal matter ($0.5 million). Additionally, the Company continued its overall cost containment initiatives during fiscal 2002 resulting in operational and organizational efficiencies and related cost reductions. The realized cost savings from these efforts were offset by increased legal fees of $1.4 million (see Note 7 to consolidated financial statements) and planned expenditures during fiscal 2002 associated with new office openings, the launch of the RemX® Financial Staffing division and implementation of a telemarketing program. Selling and administrative expenses as a percentage of total revenues was 12.3% for fiscal 2002 and 12.1% for fiscal 2001. There can be no assurance that selling and administrative expenses will not increase in the future, both in absolute terms and as a percentage of total revenues. Increases in these expenses could adversely affect the Company's profitability.

Depreciation and amortization decreased 6.6% or $0.4 million to $5.3 for fiscal 2002 from $5.7 million for fiscal 2001.

Income from operations decreased 91.2% or $9.5 million to $0.9 million for fiscal 2002 from $10.5 million for fiscal 2001 due to the factors described above. Income from operations as a percentage of revenues was 0.2% for fiscal 2002 compared to 2.0% for fiscal 2001.

Net income decreased 74.5% or $6.3 million to $2.1 million for fiscal 2002 from $8.4 million for fiscal 2001 due to the factors described above, as well as reduced customer late fee income. The overall decrease in pretax income was offset by a reduction in the Company's effective tax rate from 32.0% in fiscal 2001 to 15.0% in fiscal 2002, as a result of expected federal income tax credits as discussed below. As a percentage of total revenues, net income was 0.5% for fiscal 2002 compared to 1.6% for the fiscal 2001.

The Company's overall annual effective tax rate reflects the expected benefit generated from federal Work Opportunity and Welfare to Work Tax Credits. The Internal Revenue Code provides these wage based tax credits to companies who employ personnel meeting certain defined eligibility criteria. The Company has proactively implemented programs to recruit and place eligible associates to maximize the tax credits available. When determining its annual effective tax rate, the Company considers the effect of expected Work Opportunity and Welfare to Work Tax Credits. The estimated annual effective tax rate is revised quarterly based upon actual operating results, the tax credits earned to date as well as current annual projections. The cumulative impact of any change in the estimated annual effective tax rate is recognized in the period the change in estimate occurs.

Fiscal 2001 Compared to Fiscal 2000 Total revenues decreased 6.9% or $38.6 million to $519.2 million for fiscal 2001 from $557.9 million for fiscal 2000. Direct revenues decreased 6.0% to $288.4 million from $307.0 million, licensed franchise revenues decreased 7.7% to $228.2 million from $247.2 million and traditional franchise royalties decreased 28.7% to $2.5 million from $3.6 million for fiscal 2001 compared to fiscal 2000, respectively. The overall decrease in direct revenues as compared to the prior year resulted from the net effect of increased fiscal 2001 first quarter revenues stemming from fulfillment, distribution and customer care support services offset, as expected, by a general slowdown in the economy during the remaining three quarters. The decrease in licensed revenues was also impacted by economic conditions. The decrease in franchise royalties resulted from the conversion of five traditional franchise offices to the licensed format as well as lower billings at existing offices. The mix between direct, licensed and franchise royalty revenues changed slightly with direct revenues accounting for 55.5% of total revenues for the fiscal year ended September 30, 2001 as compared to 55.0% for the fiscal year ended October 1, 2000.

Total cost of direct and licensed sales, which consists of wages and other expenses related to the temporary associates, decreased 6.2% or $26.4 million to $401.6 million for fiscal 2001 from $428.1 million for fiscal 2000. This decrease resulted from reduced revenues as described above. Total cost of direct and licensed sales as a percentage of revenues was 77.4% for the fiscal year ended September 30, 2001 compared to 76.7% for the fiscal year ended October 1, 2000. This increase resulted from a shift in business mix, lower markup resulting from pricing pressures, reduced permanent placement business and increased workers' compensation costs offset by reduced state unemployment insurance rates.

Licensees' share of gross profit decreased 7.4% or $3.1 million to $38.4 million for fiscal 2001 from $41.4 million for fiscal 2000 due to an overall net 9.2% decrease in licensed gross profits, as well as reduced permanent placement business at existing licensed offices. Licensees' share of gross profit as a percentage of licensed gross profit was 69.0% for fiscal 2001 as compared to 67.7% for fiscal 2000. This increase resulted from certain licensees earning a larger percentage of gross profit in the current year.

Selling and administrative expenses increased 2.2% or $1.4 million to $63.0 million for fiscal 2001 from $61.6 million for fiscal 2000. This overall net increase resulted primarily from two significant and unusual charges in fiscal 2001, offset by savings resulting from a company-wide cost containment initiative that resulted in operational and organizational efficiencies. The Company recorded a $1.9 million charge to bad debt expense in the first quarter of fiscal 2001 to provide for a large client's account receivable deemed uncollectible due to sudden financial deterioration. Additionally, in the third quarter of fiscal 2001, the Company recorded a $2.3 million charge to provide for severance benefits for the Company's former President and Chief Executive Officer. Selling and administrative expenses as a percentage of total revenues was 12.1% for fiscal 2001 and 11.0% for fiscal 2000.

Depreciation and amortization increased 24.1% or $1.1 million to $5.7 for fiscal 2001 from $4.6 million for fiscal 2000. This increase resulted primarily from depreciation of the Company's new back office information system which was placed in service in October.

Income from operations decreased 52.6% or $11.6 million to $10.5 million for fiscal 2001 from $22.1 million for fiscal 2000 due to the factors described above. Income from operations as a percentage of revenues was 2.0% for fiscal 2001 compared to 4.0% for fiscal 2000.

Net income decreased 41.6% or $6.0 million to $8.4 million for fiscal 2001 from $14.4 million for fiscal 2000 due to the factors described above. Interest expense decreased as a result of no line of credit borrowings in the current year. Additionally, the Company reduced its effective tax rate as a result of expected Work Opportunity and Welfare to Work Tax Credits. As a percentage of total revenues, net income was 1.6% for fiscal 2001 compared to 2.6% for the fiscal 2000.

LIQUIDITY AND CAPITAL RESOURCES

The Company's balance sheet and cash flow remain strong. The Company has $49.1 million in cash and investments as of September 29, 2002, an increase of $10.1 million from the corresponding prior year period, and it continues to be debt free. Historically, the Company has financed its operations through cash generated by operating activities and its line of credit facility, as necessary. The Company's principal uses of cash are working capital needs, direct office openings, capital expenditures (including management information systems initiatives) and franchise acquisitions. The nature of the Company's business requires payment of wages to its temporary associates on a weekly basis, while payments from clients are generally received 30-60 days after the related billing.

Cash provided by operating activities was $14.6 million in fiscal 2002, $38.7 million in fiscal 2001 and $18.2 million in fiscal 2000. Cash flows from operating activities in fiscal 2002 were impacted by decreased operations, growth in the workers' compensation claims reserve (see related discussion below) and the timing of vendor and related payments. Fiscal 2001 operating cash flows benefited from improved accounts receivable collection efforts implemented early in the year, as well as from significant changes in the Company's workers' compensation program during the year as discussed below. Additionally, fiscal 2001 operating cash flows reflect a pronounced effect from the beginning of the economic downturn, as accounts receivable collections significantly outpaced the growth in receivables generated by sales and the cash outflows for wage and other related costs of sales diminished.

Prior to April 1, 2001, the Company utilized a guaranteed cost insurance program for its workers' compensation claims liability. The estimated premium was based upon expected payroll levels, prepaid at the beginning of the policy and amortized based upon actual payroll levels. As a result, the Company had unamortized prepaid insurance premiums at the inception of fiscal 2001. The Company amortized the entire prepaid balance in the prior year and had also accrued additional premiums due based upon actual payroll levels exceeding the original estimate. The Company has an aggregate $5.5 million liability recorded at September 29, 2002 for additional premiums due under previous guaranteed cost policies, as well as premiums due under current policies in monopolistic states.

Effective April 1, 2001, as previously discussed, the Company contracted with independent, third-party carriers for workers' compensation insurance and claims administration in the majority of states (referred to as non-monopolistic). The Company is self-insured for its deductible liability under these insurance contracts ($250,000 per occurrence for claims incurred from April 1, 2001 to March 31, 2002 and $500,000 per occurrence for all subsequent claims). All losses and expenses for individual claims in excess of the applicable deductible amounts would be paid by the appropriate insurance carrier. The estimated remaining deductible liability under the aforementioned contracts as of September 29, 2002 is approximately $14.6 million. Additionally, the Company is contractually required to maintain irrevocable letters of credit aggregating $31.1 million to collateralize its remaining recorded obligations under these workers' compensation insurance contracts.

Prior to fiscal 2002, the Company invested its excess cash primarily in cash equivalents (e.g., money market accounts, overnight investments and debt securities with original maturities less than 90 days). During fiscal 2002, and as a result of the strong cash position generated during fiscal 2001 and fiscal 2002, the Company expanded its investment portfolio to include highly rated debt securities with maturities ranging from 3 months to 3 years. Cash flows used to purchase available-for-sale investments totaled $28.6 million in fiscal 2002.

Cash used for the purchase of capital assets, including its internal information systems, was $3.5 million, $3.0 million and $6.5 million in fiscal years 2002, 2001 and 2000, respectively. The Company completed the development of the back office portion of its integrated information system, i/Search 2000®, during fiscal 2000 and successfully implemented the system at the inception of fiscal 2001. The Company is continually evaluating the quality, functionality and performance of its information systems and other proprietary technologies to ensure the needs of the Company and its clients are being met. The Company will continue to invest in computer-based technologies, as well as in equipment and capital assets associated with direct office openings. The Company anticipates $5.0 million in related capital expenditures during the next twelve months.

The Company's national expansion plans include increasing market presence in certain identified geographic regions. Due to exclusive territory rights contractually granted to its traditional and licensed franchisees, the Company may be precluded from opening company-owned offices in those identified geographic areas. Additionally, the franchisee(s) may not have the resources to expand the existing franchised operation(s). As a result, and from time to time, the Company selectively purchases franchised operations to facilitate its expansion plans. During fiscal 2002, the Company acquired two licensed franchise offices (one in Michigan and one in Illinois). Additionally, the Company made an earnout payment during fiscal 2002 relating to a previous licensed franchise acquisition in accordance with the provisions of the purchase agreement. During fiscal years 2001 and 2000, the Company acquired five and seven licensed franchised offices, respectively. The Company is contemplating the continued selective repurchase of licensed and traditional franchise offices in certain territories with the intent of expanding the Company's market presence in such regions.

During fiscal 2002, the Company launched RemX® Financial Staffing, a new Company-owned business division focused on providing financial personnel on a temporary, temp-to-hire or direct hire basis in major markets nationwide. The Company has opened nine RemX® Financial Staffing offices and anticipates opening twenty additional offices during the next twenty-four months, while continuing to evaluate possible strategic acquisitions. Such office openings and potential acquisitions may have an impact on future liquidity.

Concurrent with the expiration of its previous credit facility on July 31, 2002, the Company entered into a joint credit agreement with Bank of America and Union Bank of California providing for aggregate borrowings of $40.0 million, including $35.0 million available in letters of credit. The line of credit is unsecured and interest on outstanding borrowings is generally payable quarterly. The interest rate is the higher of the bank's prime rate or the federal funds rate plus 50 basis points or, at the Company's discretion, the eurodollar rate plus 1.125% to 1.375% based upon specified financial covenants. The Company is required to pay administrative fees on the outstanding letters of credit and the aggregate unused portion of the credit facility. This credit agreement required the Company to maintain certain financial ratios and comply with certain restrictive covenants. As of September 29, 2002, the Company was in compliance with all restrictive covenants and required ratios. The credit agreement expires on June 1, 2004.

The Company repaid net borrowings of $17.5 million during fiscal 2000 and has no borrowings outstanding as of September 29, 2002 and September 30, 2001. The Company has outstanding letters of credit totaling $31.1 million and $17.3 million as of fiscal year end 2002 and 2001, respectively, as contractually required under the terms of its workers' compensation insurance agreements, as discussed above. There were no outstanding letters of credit as of fiscal year end 2000.

The Company may continue evaluating certain strategic acquisitions. Such acquisitions may have an impact on liquidity depending on the size of the acquisition.

The Company believes that its current and expected levels of working capital and line of credit are adequate to support present operations and to fund future growth and business opportunities.

CRITICAL ACCOUNTING POLICIES

The discussions and analyses of the Company's consolidated financial condition and results of operations were based on the Company's consolidated financial statements, which have been prepared in conformity with generally accepted accounting principles in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of any contingent assets and liabilities at the financial statement date, and reported amounts of revenue and expenses during the reporting period. On an ongoing basis, the Company's management reviews and evaluates these estimates and assumptions, including those that relate to revenue recognition, accounts receivable, workers' compensation costs, goodwill, intangible and other long-lived assets, income taxes, and contingencies and litigation. These estimates are based on historical experience and a variety of other assumptions believed reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies are affected by the judgment, estimates and/or assumptions used in the preparation of Remedy's consolidated financial statements.

Revenue Recognition The Company accounts for the revenues and the related direct costs in accordance Emerging Issues Task Force 99-19 ("Reporting Revenue Gross as a Principal versus Net as an Agent"). The Company is required to assess whether it acts as a principal in its transactions or as an agent acting on the behalf of others. Where the Company is the principal in a transaction and has the risks and rewards of ownership, the transaction is recorded gross in the income statement, and where the Company acts merely as an agent, only the net fees earned are recorded in the income statement. Under the Company's "traditional" franchised agreement, the franchisee has the direct contractual relationship with the customers, holds title to the related customer receivables and is the legal employer of the temporary employees. Accordingly, the Company does not include the revenues and direct expenses from these transactions in its income statement and only records the royalty fee earned. Alternatively, under the Company's "licensed" franchise agreements the Company has the direct contractual relationship with the customers, holds title to the related customer receivables and is the legal employer of the temporary employees. As the Company retains the risks and rewards of ownership (such as the liability for the cost of temporary personnel and the risk of loss for collection), the revenues and direct expenses of its licensed franchise operations are included in the Company's results of operations. The Company remits to each licensed franchisee a portion of the gross margin generated by its office(s).

Accounts Receivable The Company provides an allowance for doubtful accounts on its accounts receivable for estimated losses resulting from the inability of its customers to make required payments. This allowance is based upon management's analysis of historical write-off levels, current economic trends, routine assessment of its customers' financial strength and any other known factors impacting collectibility. If the financial condition of its customers were to deteriorate, which may result in the impairment of their ability to make payments, additional allowances may be required. The Company's estimates are influenced by the following considerations: the large number of customers and their dispersion across wide geographic areas, the fact that no single customer accounts for 10% or more of its net sales and its continuing credit evaluation of its customers' financial conditions.

Workers' Compensation Costs The Company maintains reserves for its workers' compensation obligations using actuarial methods to estimate the remaining undiscounted liability for the deductible portion of all claims, including those incurred but not reported. This process includes establishing loss development factors, based on the historical claims experience of the Company and the industry, and applying those factors to current claims information to derive an estimate of the Company's ultimate claims liability. The calculated ultimate liability is then reduced by cumulative claims payments to determine the required reserve. Management evaluates the reserve, and the underlying assumptions, regularly throughout the year and makes adjustments as needed. While management believes that the recorded amounts are adequate, there can be no assurance that changes to management's estimates will not occur due to limitations inherent in the estimation process.

Goodwill, Intangible Assets and Other Long-Lived Assets Management assesses potential impairment of the Company's goodwill, intangible assets and other long-lived assets when there is evidence that recent events or changes in circumstances have made recovery of an asset's carrying value unlikely. When the sum of the expected, undiscounted future net cash flows is less than the carrying value of an asset, an impairment loss will be recognized.

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" (see Note 1 to Consolidated Financial Statements), the Company will no longer amortize goodwill or indefinite-lived intangible assets effective the beginning of fiscal 2003. Instead, these assets will be reviewed for impairment at least annually. Amortization expense was $0.3 million, $0.3 million and $0.2 million in fiscal years 2002, 2001, and 2000, respectively. The Company is currently evaluating the effect that the adoption of SFAS No. 142 may have on its consolidated financial position and it is expected that the Company will record a non-cash charge for the cumulative effect of the change in accounting principle, in connection with the adoption of SFAS No. 142 in the first quarter of 2003, as necessary. Impairment, under SFAS No. 142, is based on the valuation of individual reporting units. The valuation methods used include estimated net present value of projected future cash flows of these reporting units. If actual results are substantially lower, or if market discount rates increase, this could adversely affect the valuations and may result in additional future impairment charges.

Income Taxes In preparing the Company's consolidated financial statements, management estimates the Company's income taxes in each of the taxing jurisdictions in which it operates. This includes estimating the Company's actual current tax expense together with any temporary differences resulting from the different treatment of certain items, such as the timing for recognizing revenues and expenses, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in the Company's consolidated balance sheet. Management is required to assess the likelihood that the Company's deferred tax assets (temporary differences that are expected to be deductible in future years) will be recoverable from future taxable income or other tax planning strategies. If recovery is not likely, a valuation allowance must be provided. Based upon its current estimates of future taxable income, management believes its recorded deferred tax assets will ultimately be realized and therefore no valuation allowance has been provided.

Contingencies and Litigation There are various claims, lawsuits and pending actions against the Company incident to its operations. If a loss arising from these actions is probable and can be reasonably estimated, the Company must record the amount of the estimated liability. Based on current available information, management believes that the ultimate resolution of these actions will not have a material adverse effect on the Company's consolidated financial statements. As additional information becomes available, management will continue assessing any potential liability related to these actions and may need to revise its estimates.

NEW ACCOUNTING STANDARDS

See Note 1 to Consolidated Financial Statements.

SEASONALITY

The Company's quarterly operating results are affected by the number of billing days in the quarter and the seasonality of its clients' businesses. The first fiscal quarter has historically been strong as a result of manufacturing and retail emphasis on holiday sales. Historically, the second fiscal quarter shows a slight decline in comparable revenues from the first fiscal quarter. Revenue growth has historically accelerated in each of the third and fourth fiscal quarters as manufacturers, retailers and service businesses increase their level of business activity.

INFLATION

The effects of inflation on the Company's operations were not significant during the periods presented in the consolidated financial statements.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Since July 11, 1996, the Company's Class A Common Stock has been traded on the Nasdaq National Market under the symbol "REMX." Prior to July 11, 1996, the Company's stock was not publicly traded. The following table sets forth the high and low sales prices for the Class A Common Stock for fiscal 2002 and fiscal 2001:

	FOR THE THREE MONTHS ENDED			
	December 30, 2001	March 31, 2002	June 30, 2002	September 29, 2002
High	$ 14.45	$ 16.25	$ 18.88	$ 19.50
Low	$ 9.05	$ 12.27	$ 15.40	$ 10.15
	December 31, 2000	April 1, 2001	July 1, 2001	September 30, 2001
High	$ 12.00	$ 14.56	$ 14.26	$ 15.25
Low	$ 7.25	$ 7.81	$ 9.81	$ 11.00

As of December 27, 2002, there were an estimated 900 shareholders of record of the Company's Class A Common Stock and 5 shareholders of record of the Company's Class B Common Stock.

Subsequent to the Company's initial public offering in fiscal 1996, the Company has not declared or paid cash dividends on its Class A or Class B Common Stock and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain earnings for use in its operations and the expansion of its business.

REMEDYTEMP, INC.
CONSOLIDATED BALANCE SHEETS

(amounts in thousands, except per share amounts)	September 29, 2002	September 30, 2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 26,101	$ 37,362
Investments (Note 1)	23,021	1,708
Accounts receivable, net of allowance for doubtful accounts of $1,913 and $1,789, respectively	61,724	62,972
Prepaid expenses and other current assets	6,087	3,134
Deferred income taxes (Note 5)	7,144	7,047
Total current assets	124,077	112,223
Fixed assets, net (Note 2)	16,268	17,820
Other assets	2,035	2,642
Deferred income taxes (Note 5)	-	123
Goodwill, net of accumulated amortization of $946 and $675, respectively (Note 6)	4,293	4,494
Total Assets	$ 146,673	$ 137,302
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 3,151	$ 2,395
Accrued workers' compensation (Note 3)	20,135	11,933
Accrued payroll, benefits and related costs	13,787	12,552
Accrued licensees' share of gross profit	2,866	3,202
Line of credit (Note 4)	-	-
Income taxes payable	-	1,748
Other accrued expenses	3,621	5,897
Total current liabilities	43,560	37,727
Deferred income taxes	90	-
Total liabilities	43,650	37,727
Commitments and contingent liabilities (Note 7)		
Shareholders' equity (Note 9):		
Preferred Stock, $.01 par value; authorized 5,000 shares; none outstanding	-	-
Class A Common Stock, $.01 par value; authorized 50,000 shares; 8,142 and 7,391 issued and outstanding at September 29, 2002 and September 30, 2001, respectively	82	74
Class B Non-Voting Common Stock, $.01 par value; authorized 4,530 shares; 1,253 and 1,565 issued and outstanding at September 29, 2002 and September 30, 2001, respectively	13	16
Additional paid-in capital	39,923	33,889
Unearned compensation	(4,728)	-
Retained earnings	67,733	65,596
Total shareholders' equity	103,023	99,575
Total Liabilities and Shareholders' Equity	$ 146,673	$ 137,302

See accompanying notes to consolidated financial statements.

REMEDYTEMP, INC.
CONSOLIDATED STATEMENTS OF INCOME

(amounts in thousands, except per share amounts)	September 29, 2002	September 30, 2001	October 1, 2000
Direct sales	$ 267,207	$ 288,396	$ 306,955
Licensed franchise sales	195,588	228,236	247,246
Franchise royalties	1,732	2,531	3,552
Initial franchise fees	11	60	107
Total Revenues	464,538	519,223	557,860
Cost of direct sales	219,418	229,000	242,052
Cost of licensed sales	153,113	172,643	186,031
Licensees' share of gross profit	28,741	38,385	41,447
Selling and administrative expenses	57,012	63,020	61,639
Depreciation and amortization	5,338	5,714	4,603
Income From Operations	916	10,461	22,088
Other income and expense:			
Interest income (expense), net	819	778	(494)
Other, net	779	1,117	921
Income Before Provision for Income Taxes	2,514	12,356	22,515
Provision for income taxes (Note 5)	377	3,960	8,151
Net Income	$ 2,137	$ 8,396	$ 14,364
Net Income Per Share, Basic (Note 9)	$ 0.24	$ 0.94	$ 1.62
Weighted-Average Number of Shares, Basic	8,973	8,917	8,878
Net Income Per Share, Diluted (Note 9)	$ 0.24	$ 0.94	$ 1.59
Weighted-Average Number of Shares, Diluted	9,076	8,940	9,020

See accompanying notes to consolidated financial statements.

REMEDYTEMP, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(amounts in thousands)	Class A Common Stock Shares	Class A Common Stock Amount	Class B Common Stock Shares	Class B Common Stock Amount	Add'l Paid-in Capital	Unearned Compensation	Retained Earnings	Total
Balance at October 3, 1999	7,055	$ 71	1,804	$ 18	$ 32,531	$ -	$ 42,836	$ 75,456
Activity of Employee Stock Purchase Plan	15	-	-	-	166	-	-	166
Stock option activity	29	-	-	-	419	-	-	419
Conversion upon transfer to non-affiliates	147	1	(147)	(1)	-	-	-	-
Tax benefits from option activity	-	-	-	-	66	-	-	66
Net income	-	-	-	-	-	-	14,364	14,364
Balance at October 1, 2000	7,246	72	1,657	17	33,182	-	57,200	90,471
Activity of Employee Stock Purchase Plan	11	-	-	-	113	-	-	113
Stock option activity	42	1	-	-	580	-	-	581
Conversion upon transfer to non-affiliates	92	1	(92)	(1)	-	-	-	-
Tax benefits from option activity	-	-	-	-	14	-	-	14
Net income	-	-	-	-	-	-	8,396	8,396
Balance at September 30, 2001	7,391	74	1,565	16	33,889	-	65,596	99,575
Activity of Employee Stock Purchase Plan	6	-	-	-	58	-	-	58
Stock option activity	33	1	-	-	422	-	-	423
Conversion upon transfer to non-affiliates	312	3	(312)	(3)	-	-	-	-
Restricted stock grants	425	4	-	-	5,900	(5,904)	-	-
Forfeiture of restricted stock	(25)	-	-	-	(347)	327	-	(20)
Amortization of unearned compensation	-	-	-	-	-	850	-	850
Net income	-	-	-	-	-	-	2,137	2,137
Balance at September 29, 2002	8,142	$ 82	1,253	$ 13	$ 39,923	$ (4,728)	$ 67,733	$ 103,023

See accompanying notes to consolidated financial statements.

REMEDYTEMP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in thousands)	September 29, 2002	September 30, 2001	October 1, 2000
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Income	$ 2,137	$ 8,396	$ 14,364
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation and amortization	5,338	5,714	4,603
Provision for losses on accounts receivable	1,333	2,902	1,485
Restricted stock compensation expense	830	-	-
Deferred taxes	116	(5,268)	(417)
Changes in assets and liabilities:			
Trading investments	(84)	252	(639)
Accounts receivable	(85)	12,682	(3,737)
Prepaid expenses and other current assets	(2,953)	610	(1,045)
Prepaid workers' compensation insurance	-	4,877	(401)
Other assets	607	(151)	164
Accounts payable	756	(660)	146
Accrued workers' compensation	8,202	7,251	3,608
Accrued payroll, benefits and related costs	1,235	(1,252)	663
Accrued licensees' share of gross profit	(336)	(455)	(1,200)
Other accrued expenses	(784)	2,032	599
Income taxes payable	(1,748)	1,814	-
Net Cash Provided by Operating Activities	14,564	38,744	18,193
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of fixed assets	(3,515)	(2,953)	(6,468)
Purchase of available-for-sale investments	(28,579)	-	-
Proceeds from maturity of available-for-sale investments	7,350	-	-
Purchase of franchises, net of assets acquired	(1,562)	(207)	(1,613)
Net Cash Used in Investing Activities	(26,306)	(3,160)	(8,081)
CASH FLOWS FROM FINANCING ACTIVITIES			
Borrowings under line of credit agreement	-	-	12,800
Repayments under line of credit agreement	-	-	(30,300)
Proceeds from stock option activity	423	633	419
Proceeds from Employee Stock Purchase Plan activity	58	61	166
Net Cash Provided by (Used in) Financing Activities	481	694	(16,915)
Net (Decrease) Increase in Cash and Cash Equivalents	(11,261)	36,278	(6,803)
Cash and Cash Equivalents at Beginning of Period	37,362	1,084	7,887
Cash and Cash Equivalents at End of Period	$ 26,101	$ 37,362	$ 1,084
OTHER CASH FLOW INFORMATION			
Cash paid during the period for interest	$ 217	$ 246	$ 872
Cash paid during the period for income taxes	$ 2,173	$ 6,353	$ 9,047

See accompanying notes to consolidated financial statements.

REMEDYTEMP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands, except per share amounts)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation The consolidated financial statements include the accounts of RemedyTemp, Inc. and its wholly-owned entities, (collectively, the "Company"). All significant intercompany transactions and balances have been eliminated.

Description of business The Company's principal business is providing temporary personnel to industrial, service and technology companies, professional organizations and governmental agencies nationwide.

The Company has two classes of Common Stock outstanding: Class A Common Stock, which has all voting and other rights normally associated with Common Stock; and Class B Common Stock, which is identical to the Class A Common Stock in all respects except that the Class B Common Stock has no voting rights except with respect to certain amendments of the Company's Amended and Restated Articles of Incorporation, certain mergers and as otherwise required by law. The Class B Common Stock automatically converts into Class A Common Stock on a share-for-share basis upon the earlier of (i) a transfer to a non-affiliate of the holder thereof in a public offering pursuant to an effective registration statement or Rule 144 promulgated under the Securities Act of 1933, as amended, (ii) the death or legal incapacity of Robert E. McDonough, Sr., or (iii) the tenth anniversary of the completion of the Company's initial public offering on July 16, 1996.

Summary of significant accounting policies

Fiscal year The Company's fiscal year includes 52 or 53 weeks, ending on the Sunday closest to September 30. Fiscal years 2002, 2001 and 2000 consisted of 52 weeks.

Revenue recognition The Company generates revenue from the sale of temporary staffing and permanent placement services by its company-owned and licensed franchise operations and from royalties on sales of such services by its traditional franchise operations. Temporary staffing revenues and the related labor costs and payroll taxes are recorded in the period in which the services are performed. Permanent placement revenues are recognized when the permanent placement candidate begins full-time employment. Sales allowances are established to estimate losses due to placed candidates not remaining employed for the Company's permanent placement guarantee period, typically 30-100 days and have historically been insignificant to the Company's overall results of operations.

The Company follows the guidance of Emerging Issues Task Force ("EITF") 99-19, "Recording Revenue Gross as a Principal Agent versus Net as an Agent" in the presentation of revenues and direct costs of revenues. This guidance requires the Company to assess whether it acts as a principal in the transaction or as an agent acting on behalf of others. Where the Company is the principal in the transaction and has the risks and rewards of ownership, the transactions are recorded gross in the income statement.

The Company utilizes two types of franchise agreements referred to as "traditional" and "licensed." Under the Company's traditional franchised agreement, the franchisee has the direct contractual relationship with the customers, holds title to the related customer receivables and is the legal employer of the temporary employees. Accordingly, sales and cost of sales generated by the traditional franchise operations are not included in the Company's consolidated financial statements. The Company earns and records continuing franchise fees, based upon the contractual percentage of franchise gross sales, in the period in which the traditional franchisee provides the services. Such fees are recorded by the Company as "Franchise royalties."

Under the Company's licensed franchise agreement, revenues generated by the franchised operation and the related costs of services are included in the Company's consolidated financial statements and are reported as "Licensed franchise sales" and "Cost of licensed sales," respectively. The Company has the direct contractual relationship with the customer, holds title to the related customer receivables and is the legal employer of the temporary employees. Thus, certain risks associated with the licensed franchise operations remain with the Company. The net distribution paid to the licensed franchisee for the services rendered is based on a percentage of the gross profit generated by the licensed operation and is reflected as "Licensees' share of gross profit" in the consolidated statements of income. The Company's share of the licensees' gross profit represents the continuing franchise fee as outlined in the licensed franchise agreement and is recorded when earned in connection with the related licensed franchise sales.

Both traditional and licensed franchisees remit an initial franchise fee (currently $18) for their affiliation with the Company. Generally, this fee is recognized as revenue when substantially all of the initial services required of the Company have been performed, and is reported by the Company as "Initial franchise fees." However, for franchise agreements entered into after December 31, 2001, a portion of the initial franchise fee is deferred and payable over two years. The Company defers revenue recognition on this portion of the fee until payment is received. Initial services provided to traditional and licensed franchisees consist primarily of training and assistance with opening publicity, both of which are completed prior to the commencement of the franchised operations. Ongoing services provided to traditional franchisees consist primarily of payroll processing, customer billing and operation guidance, as considered necessary. Ongoing services provided to licensed franchisees include employment of temporary employees, payroll processing, customer billing, accounts receivable collection and operation guidance.

Concentrations of credit risk and allowance for doubtful accounts The Company's financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables. However, concentrations of credit risk are limited due to the large number of customers comprising the Company's customer base and their dispersion across different business and geographic areas. Accounts receivable are carried at the amount estimated to be collectible. The Company maintains an allowance for potential losses based upon management's analysis of historical write-off levels, current economic trends, routine assessment of its customers' financial strength and any other known factors impacting collectibility. Recoveries are recognized in the period they are received. The ultimate amount of accounts receivable that become uncollectible could differ from those estimated; however, such losses have generally been within management's expectations. The provision for losses on accounts receivable was $1,333, $2,902 and $1,485 for fiscal the years ended September 29, 2002, September 30, 2001 and October 1, 2000, respectively, and is included in selling and administrative expenses in the accompanying consolidated statements of income.

Use of estimates in the preparation of consolidated financial statements The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Fair value of financial instruments The carrying amounts of cash, investments, accounts receivable, accounts payable and all other accrued expenses approximate fair value because of the short maturity of these items. The Company's investments in equity securities are carried at fair value based upon available market information.

Cash and cash equivalents For purposes of financial reporting, cash equivalents represent highly liquid short-term investments with original maturities of less than 90 days.

Investments The Company accounts for its investments in accordance with Statements of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company's portfolio consists of i) investments of excess cash in commercial paper and other mutual funds classified as "available-for-sale" under SFAS No. 115, and ii) investments related to the Company's deferred compensation program (Note 8) classified as "trading" under SFAS No. 115. Available-for-sale investments are carried at cost, which approximates market, and total $21,229 and $0 at September 29, 2002 and September 30, 2001, respectively. Investments classified as "trading" are reported at fair value in the accompanying balance sheets. Realized and unrealized gains and losses for trading securities are recorded in other income or expense and generally offset the change in the deferred compensation liability which is also included in other income or expense. Trading investments total $1,792 and $1,708 at September 29, 2002 and September 30, 2001, respectively. The increase in the net unrealized holding loss during fiscal years 2002 and 2001 was $342 and $532, respectively. The increase in the net unrealized holding gain during fiscal year 2000 was $156.

Fixed assets Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which are three to five years for furniture and fixtures and computer equipment. Major improvements to leased office space are capitalized and amortized over the shorter of their useful lives or the term of the lease.

The Company currently capitalizes the costs of purchased internal-use software as well as internal and external software development costs related to its internal use information system. These capitalized costs are included in fixed assets and are amortized over their estimated useful life, not to exceed seven years.

In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121 but retains many of its fundamental provisions. In addition, SFAS No. 144 expands the scope of discontinued operations to include more disposal transactions. The provisions of SFAS No. 144 are effective for fiscal years beginning after December 15, 2001. Management does not believe the adoptions of SFAS No. 144 will have a material impact on the Company's consolidated financial statements.

Goodwill Goodwill consists of the excess of purchase price over the fair value of net assets of businesses acquired and for acquisitions prior to June 30, 2001, is amortized on a straight-line basis over an estimated life of 20 years. For acquisitions subsequent to June 30, 2001, and in accordance with the transition provisions of SFAS No. 142 discussed below, goodwill is not being amortized. The Company regularly reviews the individual components of the goodwill balance for impairment based upon undiscounted cash flows. Goodwill is considered impaired to the extent that estimated future undiscounted cash flows from a component are less than the Company's investment in the component.

In July 2001, the Financial Accounting Standards Board issued SFAS Nos. 141 "Business Combinations" and 142 "Goodwill and Other Intangible Assets." SFAS No. 141, among other things, eliminates the use of the pooling of interests method of accounting for business combinations. Under the provisions of SFAS No. 142, goodwill will no longer be amortized, but will be subject to a periodic test for impairment based upon fair values. During fiscal 2002, 2001 and 2000, the Company reported goodwill amortization of $271, $268 and $244, respectively. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001. SFAS No. 142 will be effective for the Company beginning September 30, 2002. The Company is currently analyzing the impact of adoption on the financial statements.

Other income Other income consists primarily of late fees collected from customers on past due accounts receivable balances in the amounts of $853, $1,248 and $1,004, for the fiscal years ended September 29, 2002, September 30, 2001 and October 1, 2000, respectively.

Income taxes The Company records income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. In estimating future tax consequences, SFAS No. 109 generally considers all expected future events including enactments of changes in the tax law or rates.

Accounting for stock-based compensation The Company accounts for its stock compensation plans under Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations. The disclosures required under SFAS No. 123, "Accounting for Stock-Based Compensation" have been included in Note 9.

Reclassifications Certain amounts in the fiscal 2001 and fiscal 2000 consolidated financial statements have been reclassified to conform to the current year presentation.

2. FIXED ASSETS

	September 29, 2002	September 30, 2001
Computer equipment and software	$ 24,019	$ 27,044
Furniture and fixtures	5,192	5,111
Leasehold improvements	3,102	3,554
Construction in progress	1,839	585
	34,152	36,294
Less accumulated depreciation	(17,884)	(18,474)
Fixed Assets, Net	$ 16,268	$ 17,820

Construction in process primarily relates to software development and implementation costs for various internal-use information systems.

3. WORKERS' COMPENSATION

The Company provides workers' compensation insurance to its temporary associates and to its colleagues. Effective April 1, 2001 and for workers' compensation claims originating in the majority of states (referred to as non-monopolistic states), the Company has contracted with independent, third-party carriers for workers' compensation insurance and claims administration. Each contract covers all workers' compensation claim costs greater than a specified deductible, on a "per occurrence" basis. The Company is self-insured for its deductible liability ($250 per individual claim incurred from April 1, 2001 to March 31, 2002 and $500 for all subsequent claims). However, should any single occurrence exceed the applicable deductible amount per occurrence, all incremental losses and expenses would be paid by the applicable insurance carrier.

The Company establishes a reserve for the remaining deductible portion of its workers' compensation claims using actuarial estimates of the future cost of claims and related expenses that have been reported but not settled, and that have been incurred but not reported. Adjustments to the claims reserve are charged or credited to expense in the periods in which they occur. The estimated remaining deductible liability under the aforementioned contracts as of September 29, 2002 is approximately $14,573. The Company is contractually required to maintain irrevocable letters of credit aggregating $31,100 to collateralize its remaining recorded obligations under these workers' compensation insurance contracts. Additionally, the Company has an aggregate $5.5 million liability recorded at September 29, 2002 for additional premiums due under previous guaranteed cost policies and premiums due under current policies in monopolistic states.

From July 22, 1997 through March 31, 2001, the Company had a fully insured workers' compensation program with Reliance National Insurance Company ("Reliance"). The annual premium for this program was based upon actual payroll costs multiplied by a fixed rate. Each year, the Company prepaid the premium based upon estimated payroll levels and an adjustment was subsequently made for differences between the estimated and actual amounts. Subsequent to March 31, 2001 (the end of Company's final policy year with Reliance), Reliance became insolvent and was subsequently liquidated. The Company is currently in litigation with the California Insurance Guaranty Association regarding financial responsibility for all remaining open claims under the Reliance workers' compensation program as discussed in Note 7.

4. LINE OF CREDIT

Concurrent with the expiration of its previous credit facility on July 31, 2002, the Company entered into a joint credit agreement with Bank of America and Union Bank of California providing for aggregate borrowings of $40,000, including $35,000 in available letters of credit. The line of credit is unsecured and interest on outstanding borrowings is generally payable quarterly. The interest rate is the higher of the bank's prime rate or the federal funds rate plus 50 basis points or, at the Company' discretion, the eurodollar rate plus 1.125% to 1.375% based upon specified financial covenants. The Company is required to pay administrative fees on the outstanding letters of credit and the aggregate unused portion of the credit facility. This credit agreement required the Company to maintain certain financial ratios and comply with certain restrictive covenants. As of September 29, 2002, the Company was in compliance with all restrictive covenants and required ratios. The credit agreement expires on June 1, 2004.

The Company repaid net borrowings of $17,500 during fiscal 2000 and has no borrowings outstanding as of each of the three fiscal years ended September 29, 2002. The Company has outstanding letters of credit totaling $31,100 and $17,250 as of fiscal year end 2002 and 2001, respectively, to collaterize its remaining workers' compensation deductible liability discussed in Note 3. There were no outstanding letters of credit as of fiscal year end 2000.

5. INCOME TAXES

The Company's provision for income taxes consists of the following:

	FOR THE FISCAL YEAR ENDED		
	September 29, 2002	September 30, 2001	October 1, 2000
Current Tax Expense			
Federal	$ (42)	$ 7,124	$ 6,550
State	303	2,104	2,018
Total current	261	9,228	8,568
Deferred Tax Expense			
Federal	155	(4,581)	(360)
State	(39)	(687)	(57)
Total deferred	116	(5,268)	(417)
Total Provision for Income Taxes	$ 377	$ 3,960	$ 8,151

The composition of the deferred tax assets (liabilities) at September 29, 2002 and September 30, 2001 is as follows:

	September 29, 2002	September 30, 2001
Reserves and accrued liabilities	$ 10,472	$ 7,630
Depreciation	-	115
Gross deferred tax assets	10,472	7,745
Prepaid expenses	(499)	(575)
Depreciation	(2,919)	-
Gross deferred tax liabilities	(3,418)	(575)
Net Deferred Tax Assets	$ 7,054	$ 7,170

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory income tax rates to income before taxes as a result of the following differences:

	FOR THE FISCAL YEAR ENDED		
	September 29, 2002	September 30, 2001	October 1, 2000
Federal tax computed at statutory rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	5.9%	5.6%	5.4%
Federal tax credits	(29.1%)	(9.6%)	(5.1%)
Meals and entertainment	2.9%	0.8%	0.8%
Other	0.3%	0.3%	0.1%
Total Provision for Income Taxes	15.0%	32.1%	36.2%

6. PURCHASE OF FRANCHISED OPERATIONS

From time to time, the Company may selectively purchase traditional and licensed operations to facilitate its expansion plans of increased market presence in identified geographic regions. During fiscal 2002, the Company acquired two licensed franchise offices (one in Michigan and one in Illinois). Additionally, the Company made an earnout payment during fiscal 2002 relating to a previous licensed franchise acquisition in accordance with the provisions of the purchase agreement. During fiscal years 2001 and 2000, the Company acquired five and seven license offices, respectively. Results of operations for the acquired licensed operations are recorded in accordance with the Company's related revenue recognition policy (Note 1) until the acquisition date. Subsequent to the acquisition date, the direct office revenue recognition policy is utilized. Had the results of operations for the licensed franchise operations been shown as of the beginning of the current and preceding fiscal years, the consolidated financial information would not be significantly different. These acquisitions were accounted for under the purchase method of accounting. The combined purchase prices were $70 and $214, for the fiscal 2002 and 2001 acquisitions, respectively. In connection with these acquisitions, the Company recorded goodwill totaling $70 and $104, respectively.

7. COMMITMENTS AND CONTINGENT LIABILITIES

The Company leases its corporate facility, Company-owned offices and certain equipment under operating leases. The leases typically require the Company to pay taxes, insurance and certain other operating expenses applicable to the leased property. Total rent expense was approximately $5,512, $4,903 and $4,617 for the years ended September 29, 2002, September 30, 2001 and October 1, 2000, respectively.

Future minimum lease commitments under all noncancellable operating leases as of September 29, 2002 are as follows:

Fiscal Year	
2003	$ 3,894
2004	2,442
2005	1,743
2006	1,003
2007	437
Thereafter	14
Total	$ 9,533

On October 16, 2001, GLF Holding Company, Inc. and Fredrick S. Pallas filed a complaint in the Superior Court of the State of California, County of Los Angeles, against the Company, Karin Somogyi, Paul W. Mikos and Greg Palmer. The Complaint purports to be a class action brought by the individual plaintiffs on behalf of all of the Company's traditional and licensed franchisees. The Complaint alleges claims for fraud and deceit, negligent misrepresentation, negligence, breach of contract, breach of warranty, conversion and accounting, unfair and deceptive practices, and restitution and equitable relief. The plaintiffs claim that the Company wrongfully induced its franchisees into signing franchise agreements and breached the agreements, thus causing the franchisees damage. The Company has sought to compel arbitration with the plaintiffs in accordance with its franchise agreement with each of them and to deny class certification. The Company believes it has meritorious defenses to the allegations contained in this complaint and intends to defend this action with vigor. At this time, management is unable to give an estimate as to the amount or range of potential loss, if any, which might result to the Company if the outcome in this matter were unfavorable.

On December 10, 2001, the Company filed a demand for arbitration before the Los Angeles branch of the American Arbitration Association ("AAA") and a complaint in United States District Court, Central District of California, for, among other things, breach of contract, trademark infringement, misappropriation of trade secrets and unfair competition against Stephen M. Smith, Jody A. Smith and Smith Temporaries, Inc. doing business as CornerStone Staffing and Remedy Intelligent Staffing. The defendants filed a counterclaim in arbitration alleging, among other things, breach of contract, defamation and trade secret misappropriation. The defendants were licensed franchisees of the Company until their franchise agreement expired on December 30, 2001. The parties have settled both the action pending before the AAA and the action pending before the United States District Court. During fiscal 2002, the Company recorded a $500 benefit as a result of this settlement and incurred unreimbursed legal fees of $400.

In early 2002, the California Insurance Guarantee Association ("CIGA") began making efforts to join some of the Company's customers in pending workers' compensation claims filed by the Company's employees following the liquidation of the Company's former carrier, Reliance. At the time of these injuries, from July 22, 1997 through March 31, 2001, the Company was covered by workers' compensation policies issued by Reliance. The Company believes that, under California law, CIGA is responsible for Reliance's outstanding liabilities. The Company initiated legal proceedings against CIGA in both Superior Court for the State of California, County of Los Angeles and the California Workers' Compensation Appeals Board ("WCAB") on February 15, 2002 and February 26, 2002, respectively. On April 5, 2002, the WCAB granted the Company's motion and consolidated the various workers' compensation claims in which CIGA tried to join the Company's customers. The WCAB also granted the Company's motion to stay CIGA's efforts to join the Company's customers in those claims. The WCAB selected a single test case from the consolidated pending cases to review and decide on the legal issues involved (i.e., whether it is proper for CIGA to join the Company's clients in the pending claims). The trial occurred on September 20, 2002. The WCAB Administrative Law Judge ruled in favor of CIGA and dismissed it from the lawsuit, thus allowing the pending workers' compensation matters to proceed against the Company's clients and their insurance carriers. The Company has filed a motion for reconsideration of the decision of the WCAB Administrative Law Judge to the entire WCAB and has asked that the WCAB continue the stay of the matter until the appeal process has been exhausted. Management remains confident, based upon the advice from outside counsel, that its position on this issue will ultimately prevail and that the Company will suffer no loss.

In the event of an unfavorable outcome, the Company expects that it would reimburse its clients for actual losses incurred as a result of an unfavorable ruling in this matter. If CIGA is permitted to join the Company's clients, thus triggering such clients' insurance carriers obligation to pay for the claims, the exposure to the Company becomes a function of the ultimate claims' losses and the impact of such claims, if any, on the clients' insurance coverage. At this time, the Company is unable to obtain reliable current data from the trustee for Reliance regarding outstanding claims and is also unable to ascertain the specific details regarding the insurance coverage of its affected clients and the impact of an unfavorable ruling on such coverage. Accordingly, the Company believes that at this time, a range of loss to the Company cannot be reasonably estimated. Management does believe that its exposure in this matter, should CIGA prevail, would likely be material to the Company's consolidated statement of income. To provide a historical reference regarding the claims incurred during the applicable period, the estimated remaining unpaid liability for such claims as of September 30, 2001 was approximately $17,000-$19,000, based upon an actuarial analysis of the Company's workers' compensation claims history performed by a third party actuary. There are inherent limitations in the actuarial process given the significant judgement required in estimating the ultimate developed cost of the claims. As such, this amount could have differed if different assumptions had been utilized. Additionally, this amount was based upon information through September 30, 2001 and could materially differ from an estimate based upon current claims information. Further, as stated above, the Company strongly cautions that: (i) it believes the Company's exposure in this matter is not the remaining claims liability, but rather a function of the impact of such claims, if any, on the client's insurance costs and (ii) it expects to prevail upon appeal to the WCAB and that it will suffer no loss.

From time to time, the Company becomes a party to other litigation incidental to its business and operations. The Company maintains insurance coverage that management believes is reasonable and prudent for the business risks that the Company faces. Based on current available information, management does not believe the Company is party to any legal proceedings that are likely to have a material adverse effect on the Company.

8. EMPLOYEE BENEFIT PLANS

401(k) Plan The Company has an employee savings plan which permits participants to make contributions by salary reduction pursuant to section 401(k) of the Internal Revenue Code. The plan is open to qualified full-time and temporary employees who earn less than $80 per year. The annual amount of employer contributions to the plan is determined at the discretion of the Board of Directors, subject to certain limitations. Eligible participants may make voluntary contributions to the plan and become fully vested in the Company's contributions over a five-year period. The Company has made no contributions during the three fiscal years ended September 29, 2002.

Deferred Compensation Plan The Company maintains a nonqualified deferred compensation plan (the "Deferred Compensation Plan") for certain executives of the Company. Under the Deferred Compensation Plan, eligible participants may defer receipt of up to 100% of their base compensation and bonuses on a pretax basis until specified future dates, upon retirement or death. The deferred amounts are placed in trust and invested by the Company. Participants recommend investment vehicles for the funds, subject to approval by the trustees. The balance due each participant increases or decreases as a result of the related investment gains and losses. The trust and the investments therein are assets of the Company and the participants of the Deferred Compensation Plan are general creditors of the Company with respect to benefits due. For each of the three fiscal years ended September 29, 2002, the amounts charged to expense relating to the Deferred Compensation Plan were $481, $117 and $555, respectively. Included in "Accrued payroll, benefits and related costs" in the accompanying consolidated balance sheets at September 29, 2002 and September 30, 2001 was $1,590 and $1,439, respectively, relating to this plan.

9. SHAREHOLDERS' EQUITY

Employee Stock Purchase Plan In connection with the Company's initial public offering in July 1996 (the "Offering"), the Company implemented its 1996 Employee Stock Purchase Plan (the "Purchase Plan"). Under the terms of the Purchase Plan, as amended, eligible employees may purchase shares of the Company's Common Stock based on payroll deductions. A total of 250 shares were reserved for issuance under the Purchase Plan. On August 16, 1999, the Purchase Plan was amended to enable employees of the Company's subsidiaries to participate in the Purchase Plan. The purchase price for shares granted is the lower of 85% of the market price of the stock on the first or last day of each six month purchase period. The Purchase Plan commenced on October 1, 1996. During fiscal 2002, 6 shares were purchased at $9.55, during fiscal 2001, 11 shares were purchased at $9.88 and during fiscal 2000, 15 shares were purchased at prices between $10.16 and $11.95 per share.

Stock Incentive Plan The Company's 1996 Stock Incentive Plan, as amended, (the "Incentive Plan") provides for the grant of stock based awards, including incentive stock options, non-qualified stock options, restricted stock and stock appreciation rights, among others, to key employees and members of the Company's Board of Directors. A total of 1,800 shares have been reserved for issuance under the Incentive Plan, and as of September 29, 2002, approximately 496 shares are available for future grants. Options granted to employees typically may be exercised within ten years from the grant date and are exercisable in installments determined by the Leadership, Development and Compensation Committee of the Board of Directors. Options granted to non-employee, non-officer directors prior to the Offering were immediately exercisable. Options granted to non-employee, non-officer directors subsequent to the Offering are typically 50% exercisable immediately and 50% exercisable upon the date of the next annual shareholders meeting. Grants for 171 shares at prices between $10.25 and $18.35 per share were made during fiscal 2002, grants for 222 shares at prices between $11.88 and $13.63 per share were made during fiscal 2001 and grants for 241 shares at prices between $13.59 and $21.88 per share were made during fiscal 2000.

During fiscal year 2002, the Compensation Committee of the Board of Directors authorized and issued 425 shares of restricted Class A Common Stock to certain officers of the Company (the "Restricted Stock") under the Incentive Plan. These shares have no purchase price and cliff vest after five years. However, the Restricted Stock is subject to accelerated vesting after three years if certain performance goals are achieved. All unvested Restricted Stock shall be forfeited upon voluntary termination or termination for cause. Upon involuntary termination for other than cause, 20% vests one year from the grant date with the remaining unvested shares vesting at 1.66% each month thereafter. In connection with the Restricted Stock grants, the executives were required to forfeit all outstanding stock options. As a result, a total of 592 stock options were forfeited and cancelled in connection with these grants. Based upon the fair market value of its Class A Common Stock on the respective grant dates, the Company recorded unearned compensation totaling $5,904, as a component of shareholders' equity, in connection with the Restricted Stock grants. The unearned compensation is being amortized and charged to operations over the vesting period. During fiscal 2002, 25 shares of the Restricted Stock were forfeited.

Stock Ownership Plan for Outside Directors Prior to March 16, 1998, non-employee directors received an annual cash retainer of $18. Effective March 16, 1998, the Company implemented its Non-Employee Director Compensation and Deferral Plan (the "Director Plan"). Under the Director Plan, non-employee, non-officer directors receive an annual retainer in the form of shares of Common Stock with a total value of $20 on the date of the director's election and/or subsequent reelection to the Board (the "Director Shares"). The shares are earned ratably over the year and issued at the end of the annual term. When issued, the Director Shares are held in trust, on a deferred basis until a director is no longer a director of the Company. Participation in the Director Plan is mandatory. In February 2002, 2001 and 2000, a total of 9, 5 and 6 shares, respectively, were issued to the trust for services rendered. As the trust belongs to the Company, all shares issued to the trust are treated as treasury stock for financial reporting purposes. All shares issued and earned are included in the diluted shares outstanding calculation.

Earnings per share calculation The Company is required to disclose basic and diluted earnings per share ("EPS") in accordance with SFAS No. 128 "Earnings Per Share." Basic EPS is calculated using income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is calculated similar to basic EPS except that the weighted average number of common shares is increased to include the number of additional common shares that would have been outstanding if the potential dilutive common shares, such as options, had been issued and restricted shares had vested.

The table below sets forth the computation of basic and diluted earnings per share:

	FOR THE FISCAL YEAR ENDED		
	September 29, 2002	September 30, 2001	October 1, 2000
BASIC EPS			
Income available to common shareholders	$ 2,137	$ 8,396	$ 14,364
Weighted-average number of shares, basic	8,973	8,917	8,878
Basic EPS	$ 0.24	$ 0.94	$ 1.62
DILUTED EPS			
Income available to common shareholders	$ 2,137	$ 8,396	$ 14,364
Weighted-average number of shares, basic	8,973	8,917	8,878
Effect of dilutive securities:			
Stock options	103	23	142
Weighted-average number of shares – assuming dilution	9,076	8,940	9,020
Diluted EPS	$ 0.24	$ 0.94	$ 1.59

Potential common shares of 381, 1,194, and 398 for fiscal years 2002, 2001 and 2000, respectively, have been excluded from the calculation of diluted shares because the effect of their inclusion would be antidilutive.

The Company has adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock and option plans. Had compensation cost for all stock and option plans been determined based on the fair value at the grant date of awards in fiscal 2002, 2001 and 2000 consistent with the provisions of SFAS No. 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated in the following table:

	FOR THE FISCAL YEAR ENDED		
	September 29, 2002	September 30, 2001	October 1, 2000
Net income – as reported	$ 2,137	$ 8,396	$ 14,364
Net income – pro forma	$ 1,451	$ 6,881	$ 12,556
Basic earnings per share – as reported	$ 0.24	$ 0.94	$ 1.62
Basic earnings per share – pro forma	$ 0.16	$ 0.77	$ 1.41
Diluted earnings per share – as reported	$ 0.24	$ 0.94	$ 1.59
Diluted earnings per share – pro forma	$ 0.16	$ 0.77	$ 1.39

The fair value of each option grant has been estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for the grants in fiscal 2002, 2001 and 2000, respectively: dividend yield of 0.0%, 0.0% and 0.0%; risk free interest rate of 3.98%, 5.00% and 5.88%; expected volatility of 48.5%, 44.0% and 40.4% and expected lives of 4.7, 5.7 and 3.9 years. The weighted-average per share estimated fair value at the date of grant for options granted during fiscal 2002, 2001 and 2000 was $6.51, $5.87 and $5.57, respectively.

The following table summarizes the activity relating to all stock and option plans, exclusive of the restricted stock grants previously discussed:

	Incentive Plan Options		Stock Purchase Plan		Options Outside Incentive Plan	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Options Outstanding October 3, 1999	1,005.4	$ 16.18	9.0	$ 11.95	125.0	$ 20.72
Options granted	241.0	$ 14.36	12.0	$ 10.02	-	$ -
Options cancelled	(46.6)	$ 16.90	-	$ -	-	$ -
Options exercised	(29.2)	$ 14.24	(14.8)	$ 11.25	-	$ -
Options Outstanding October 1, 2000	1,170.6	$ 15.83	6.2	$ 9.88	125.0	$ 20.72
Options granted	221.7	$ 12.26	5.2	$ 9.88	-	$ -
Options cancelled	(226.5)	$ 14.82	-	$ -	-	$ -
Options exercised	(41.7)	$ 13.22	(11.4)	$ 9.88	-	$ -
Options Outstanding September 30, 2001	1,124.1	$ 15.42	-	$ -	125.0	$ 20.72
Options granted	170.7	$ 14.54	11.0	$ 10.06	-	$ -
Options cancelled	(591.0)	$ 14.74	-	$ -	(125.0)	$ 20.72
Options exercised	(32.7)	$ 12.90	(6.0)	$ 9.56	-	$ -
Options Outstanding September 29, 2002	671.1	$ 16.53	5.0	$ 10.65	-	$ -

The number of exercisable options outstanding for the fiscal years ended 2002, 2001 and 2000 under the plans were 520.1, 815.7 and 726.9 shares, respectively, at weighted-average prices of $16.53, $16.74 and $16.39 per share, respectively.

The following table summarizes information about stock options outstanding at September 29, 2002:

Options Outstanding				Options Exercisable	
Exercise Price	Shares Outstanding	Weighted-Average Remaining Life (in years)	Weighted-Average Price	Shares Exercisable	Weighted-Average Price
$10.00 - $13.00	156.3	5.1	$ 12.44	110.6	$ 12.89
$13.01 - $16.00	323.8	7.1	$ 14.67	231.8	$ 14.98
$16.01 - $20.00	75.0	6.0	$ 17.48	61.7	$ 17.42
$20.01 - $25.00	111.0	4.4	$ 22.29	106.0	$ 22.32
$25.01 - $30.00	10.0	5.5	$ 26.19	10.0	$ 26.19

10. UNAUDITED CONSOLIDATED QUARTERLY INFORMATION

	FOR THE THREE MONTHS ENDED			
	December 30, 2001	March 31, 2002	June 30, 2002	September 29, 2002
Total revenues	$ 114,760	$ 106,568	$ 117,799	$ 125,411
Total cost of direct and licensed sales	$ 90,343	$ 85,150	$ 95,446	$ 101,592
Licensees' share of gross profit	$ 8,009	$ 5,975	$ 6,984	$ 7,773
Selling, general and administrative expenses	$ 15,902	$ 15,572	$ 15,233	$ 15,643
Net income	$ 692	$ 191	$ 520	$ 734
Net income per share, basic	$ .08	$ .02	$ .06	$ .08
Net income per share, diluted	$ .08	$ .02	$ .06	$ .08

	FOR THE THREE MONTHS ENDED			
	December 31, 2000	April 1, 2001	July 1, 2001	September 30, 2001
Total revenues	$ 149,481	$ 130,032	$ 121,118	$ 118,592
Total cost of direct and licensed sales	$ 114,820	$ 100,131	$ 93,830	$ 92,862
Licensees' share of gross profit	$ 11,031	$ 9,585	$ 8,971	$ 8,798
Selling, general and administrative expenses	$ 19,441	$ 16,653	$ 17,913	$ 14,727
Net income	$ 2,862	$ 2,655	$ 929	$ 1,950
Net income per share, basic	$ .32	$ .30	$ .10	$ .22
Net income per share, diluted	$ .32	$ .30	$ .10	$ .22

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholders of RemedyTemp, Inc.

In our opinion, the accompanying consolidated balance sheets and related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of RemedyTemp, Inc. and its subsidiaries (the "Company") at September 29, 2002 and September 30, 2001, and the results of their operations and their cash flows for each of the three fiscal years in the period ended September 29, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Orange County, California
November 15, 2002

CORPORATE INFORMATION

CORPORATE HEADQUARTERS

RemedyTemp, Inc.
101 Enterprise
Aliso Viejo, CA 92656
(949) 425-7600
www.remedytemp.com

ANNUAL MEETING

The annual shareholders' meeting will be held on Thursday, February 27, 2003 at the Corporate Headquarters

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company
New York, New York
Telephone: (212) 936-5100

COMMON STOCK

The Company's Class A Common Stock is traded on the NASDAQ National Market under the ticker symbol REMX

LEGAL COUNSEL

Gibson, Dunn & Crutcher LLP
Orange County, California

Latham & Watkins LLP
Costa Mesa, California

O'Melveny & Myers LLP
Newport Beach, California

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
Orange County, California

INVESTOR RELATIONS

PondelWilkinson MS&L
Los Angeles, California

INVESTOR INQUIRIES

Requests for copies of the Annual Report or Form 10-K filed with the Securities and Exchange Commission should be directed to:

Investor Relations
RemedyTemp, Inc.
101 Enterprise
Aliso Viejo, CA 92656
(949) 425-7600 Extension 8500

BOARD OF DIRECTORS

Paul W. Mikos
Chairman
RemedyTemp, Inc.

Robert E. McDonough
Founder and Vice Chairman
RemedyTemp, Inc.

William Cvengros
Vice Chairman
Packet Video Corporation

James L. Doti, Ph.D.
President
Chapman University

Robert A. Elliott
Chairman
Elliott Investment Company

Mary George
Co-Chairman
Bell Sports, Inc.

J. Michael Hagan
Advisor to Chairman
and Chief Executive Officer
Furon Company

Greg D. Palmer
President and Chief Executive Officer
RemedyTemp, Inc.

John B. Zaepfel
Chief Executive Officer
The Zaepfel Group

EXECUTIVE OFFICERS*

Greg D. Palmer
President and
Chief Executive Officer

Robert E. McDonough
Founder and Vice Chairman

Alan M. Purdy
Senior Vice President,
Chief Financial Officer and
Assistant Secretary
(retiring January 1, 2003)

Monty A. Houdeshell
Senior Vice President and
Chief Financial Officer
(effective January 1, 2003)

Gunnar B. Gooding
Vice President
Human Resources and Legal Affairs

Cosmas N. Lykos
Vice President
Business Affairs,
General Counsel and Secretary

Shawn M. Mohr
Vice President
Sales and Marketing

**As defined by Section 3 of the Securities Exchange Act of 1934.*

Remedy.

intelligent staffing